

January 16, 2013

Via E-Mail
Peretz Aisenstark
President
Duane Street Corp.
616 Corporate Way, Suite 2-4059
Valley Cottage, NY 10989

> **Re:** **Duane Street Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 8, 2013**
> **File No. 333-183760**

Dear Mr. Aisenstark:

We have reviewed your responses to the comments in our letter dated December 20, 2012 and have the following additional comments.

Registration Statement cover page

1. Please remove footnote (3) to the fee table as it appears you have calculated the registration fee by reference to Rule 457(a).

Business Summary, page 4

2. Please revise in the first paragraph to disclose your cash on hand as of the most recent practicable date. We note your response to comment 14 in our letter dated October 4, 2012. Also revise at page 32 under "Liquidity," and throughout, as necessary.

Risk Factors, page 5

We Are Dependent Upon the Proceeds of This Offering, page 6

3. You state in the second sentence of this risk factor that you require $42,000 "in order to continue operating through 2012." Please revise this risk factor by disclosing the minimum amount you require to operate for the next twelve months. Please also disclose this in the opening paragraphs of the prospectus summary and in the liquidity section.

Please contact Nolan McWilliams at (202) 551-3217 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Jonathan Strum, Esq.